FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2005
                                  11 July 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1  Press release of British Sky  Broadcasting  Group plc announcing Shareholding Notification released on
                11 July 2005



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Sky Broadcasting Group plc


2. Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders named in 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached list


5. Number of shares / amount of stock acquired

Unknown


6. Percentage of issued class

Unknown


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class

-


9. Class of security

Ordinary Shares of 50p each


10. Date of transaction

Unknown


11. Date company informed

11.07.05


12. Total holding following this notification

168,104,571


13. Total percentage holding of issued class following this notification

9.0015%


14. Any additional information

-


15. Name of contact and telephone number for queries

Chris Taylor, 020 7800 4297


16. Name and signature of authorised company official responsible for making this notification

David Gormley


Date of notification

11 July 2005


                                    SCHEDULE

Registered Holder                               No. of Shares        % of Class
Bank of New York, Europe, London                       9,818            0.0005%

Bank of New York, London                           2,222,688            0.1190%
London

JP Morgan/Chase                                  130,109,366            6.9670%
Woolgate House
Coleman Street
London
EC2P 2HD

Citibank (ADR)                                     1,690,388            0.0905%
United States

Citibank                                           2,025,584            0.1085%
London

Clydesdale Bank Plc                                1,484,020            0.0795%
London

Euroclear                                             52,905            0.0028%
Bruxelles

HSBC Bank Ltd.                                     1,720,411            0.0921%
London

Mellon Bank                                        7,454,244            0.3992%
London

Merrill Lynch Intl Ltd.                            1,911,092            0.1023%
London

Northern Trust Company                             3,229,206            0.1730%
155 Bishopgate
London, EC2M 3XS

Royal Trust Corp of Canada                         5,098,658            0.2730%
London

State Street Nominees Limited                     11,096,191            0.5942%
12-13 Nichols Lane
London EC4N 7BN

TOTAL                                            168,104,571            9.0015%



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 July 2005                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary